MAIA Biotechnology, Inc.
4444 West Lake Street, Suite 1700
Chicago, IL 60606

July 20, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549
Attention: Jordan Nimitz

Re:	MAIA Biotechnology, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed July 13, 2022 File No. 333-264225

Dear Ms. Nimitz:

We have set forth below responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) contained in its letter dated July 19, 2022 with respect to Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-264225) (the “S-1”) filed with the SEC on July 13, 2022 by MAIA Biotechnology, Inc., a Delaware corporation (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 6 to the S-1 (the “Amended S-1”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 5 to Form S-1 filed July 13, 2022

Capitalization, page 63

1.	It does not appear as though you have presented your capitalization on a pro forma basis as described in your 2nd bullet point. Please revise your filing accordingly.

COMPANY RESPONSE: The disclosure on page 63 of the Amended S-1 has been revised in accordance with the Staff’s comment to present the capitalization on a pro forma basis as described in the 2nd bullet point.

2.

As a related matter it is not clear if the issuance of the 137,420 Ratchet Shares disclosed on pages 65 and 142 are reflected in your pro forma capitalization table. Please revise the filing or tell us why no revision is necessary

COMPANY RESPONSE: The disclosure on page 63 of the Amended S-1 has been revised in accordance with the Staff’s comment, to clearly reflect that the issuance of the 137,420 Ratchet Shares are reflected in the Company’s pro forma as adjusted capitalization.

July 20, 2022

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or e-mail our legal counsel, Janeane Ferrari, at 212-407-4209, jferrari@loeb.com. Thank you for your time and attention to this filing.

MAIA BIOTECHNOLOGY, INC.

/s/ Vlad Vitoc
Name: Vlad Vitoc
Title: Chief Executive Officer

cc:Janeane Ferrari, Esq.